April 28, 2025

Zhou Ou
Chief Executive Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, NY 11354

       Re: Fly-E Group, Inc.
           Registration Statement on Form S-1
           Filed April 22, 2025
           File No. 333-286678
Dear Zhou Ou:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 22, 2025
General

1. We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear ineligible to incorporate by reference on Form S-1.
       Please amend your registration to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended March 31, 2025, and update accordingly.
       Refer to General Instruction VII.C of Form S-1.
2. Please revise to include executive compensation disclosure for the fiscal year ended
       March 31, 2025. Refer to Item 11 of Form S-1 and Item 402 of Regulation S-K and
       Question 117.05 of the Regulation S-K Compliance & Disclosure Interpretations.
 April 28, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing